August 30, 2019

Saqib Islam
Chief Executive Officer
SpringWorks Therapeutics, Inc.
100 Washington Blvd
Stamford, CT 06902

       Re: SpringWorks Therapeutics, Inc.
           Response dated August 27, 2019
           File No. 333-233351

Dear Mr. Islam:

       We have reviewed your response and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

       After reviewing your response to these comments, we may have additional comments.

Response dated August 27, 2019

General

1. Your indicate that all dollar amounts and per share amounts in your response are presented on a pre-stock split basis. Please confirm whether this is also true with respect to your estimated IPO price range. To the extent that both the estimated price range and common stock valuations are presented on the same basis, please provide us with further support for the significant increase from your most recent common stock valuation date as of June 30, 2019.
 Saqib Islam
FirstName LastNameSaqib Islam
SpringWorks Therapeutics, Inc.
Comapany NameSpringWorks Therapeutics, Inc.
August 30, 2019
Page 2
August 30, 2019 Page 2
FirstName LastName
        You may contact Christine Torney at (202) 551-3652 or Angela Connell, Accounting Branch Chief, at (202) 551-3426 if you have questions regarding comments on the financial statements and related matters. Please contact Tonya K. Aldave at
(202) 551-3601 or
Dietrich King at (202) 551-8071 with any other questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Healthcare
& Insurance
cc:      Kingsley Taft, Esq.